			SECURITIES AND EXCHANGE COMMISSION
			      Washington, D.C.  20549

				     SCHEDULE 13G/A
			   UNDER THE EXCHANGE ACT OF 1934


			 National Atlantic Holdings Corporation
-------------------------------------------------------------------------------
  	 	 	        (Name of Issuer)

		     Common Stock, no par value per share
-------------------------------------------------------------------------------
			   (Title of Class of Securities)

				     63253Y107
-------------------------------------------------------------------------------
				  (CUSIP Number)

				February 14, 2007
-------------------------------------------------------------------------------
		(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NUMBER	63253Y107
-------------------------------------------------------------------------------
	1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
 		PERSONS (ENTITIES ONLY).

			ERIC D. HOVDE

-------------------------------------------------------------------------------
      	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
-------------------------------------------------------------------------------
	3.	SEC Use Only

-------------------------------------------------------------------------------
	4.	CITIZENSHIP OR PLACE OF ORGANIZATION

			U.S.A.
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			21,000 shares
EACH			-------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(1)
				1,751,206 shares
      			-------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				21,000
      			--------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				1,751,206 shares
-------------------------------------------------------------------------------
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      			 1,772,206 shares
-------------------------------------------------------------------------------
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
		SHARES (see Instructions). [  ]
-------------------------------------------------------------------------------
	11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

			15.9%
-------------------------------------------------------------------------------
	12.	TYPE OF REPORTING PERSON

			IN
-------------------------------------------------------------------------------
(1) Of the 1,772,206 Shares beneficially owned by Eric D. Hovde, 21,000 Shares are owned directly by Eric D. Hovde, 1,735,831 shares are beneficially owned by
Eric D. Hovde as the President, Chief Executive Officer and Managing Member of
Hovde Capital Advisors LLC, the investment manager to certain managed accounts
(including Financial Institution Partners, L.P. ("FIP LP")),which are the direct owners of those Shares, 10,250 Shares are beneficially owned by Eric D.
Hovde as the Trustee to the Eric D. and Steven D. Hovde Foundation, the direct owner of such Shares, 5,125 Shares are beneficially owned by Eric D. Hovde as a
Trustee to the Hovde Financial, Inc. Profit Sharing Plan and Trust, the direct owner.

Page 2 of 10

-------------------------------------------------------------------------------
CUSIP NUMBER	63253Y107
-------------------------------------------------------------------------------
	1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
	 	PERSONS (ENTITIES ONLY).

			STEVEN D. HOVDE

-------------------------------------------------------------------------------
      	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
-------------------------------------------------------------------------------
	3.	SEC Use Only

-------------------------------------------------------------------------------
	4.	CITIZENSHIP OR PLACE OF ORGANIZATION

			U.S.A.
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			-------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(2)
				1,751,206 shares
      			-------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				0
      			-------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				1,751,206  shares
-------------------------------------------------------------------------------
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      			 1,751,206  shares
-------------------------------------------------------------------------------
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 		(see Instructions). [  ]
-------------------------------------------------------------------------------
	11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
			15.7%
-------------------------------------------------------------------------------
	12.	TYPE OF REPORTING PERSON
			IN
-------------------------------------------------------------------------------
(2) Of the 1,751,206 Shares beneficially owned by Steven D. Hovde, 1,735,831 are as Chairman and Member of Hovde Capital Advisors LLC, the investment manager to certain managed accounts (including FIP LP), which are the direct owners of the Shares, 10,250 are beneficially owned by Steven D. Hovde as the
Trustee to the Eric D. and Steven D. Hovde Foundation, the direct owner of such
Shares, and 5,125 Shares are beneficially owned by Steven D. Hovde as a Trustee to the Hovde Financial, Inc. Profit Sharing Plan and Trust, the direct owner.

Page 3 of 10

-------------------------------------------------------------------------------
CUSIP NUMBER	63253Y107
-------------------------------------------------------------------------------
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
	PERSONS (ENTITIES ONLY).

	Hovde Capital Advisors LLC / 03-0430205

-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		CITIZENSHIP OR PLACE OF ORGANIZATION

			Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			--------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(3)
				1,735,831 shares
      			--------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				0
      			--------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				1,735,831 shares

-------------------------------------------------------------------------------
	9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
			REPORTING PERSON

      			1,735,831 shares
-------------------------------------------------------------------------------
	10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
			CERTAIN SHARES (see Instructions). [  ]
-------------------------------------------------------------------------------
	11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

			15.5%
-------------------------------------------------------------------------------
	12.		TYPE OF REPORTING PERSON

			IA
-------------------------------------------------------------------------------
(3) The 1,735,831 Shares beneficially owned by Hovde Capital Advisors LLC are as investment manager to certain managed accounts (including FIP LP), which are the direct owners of the Shares.

Page 4 of 10

-------------------------------------------------------------------------------
CUSIP NUMBER	63253Y107
-------------------------------------------------------------------------------
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
	PERSONS (ENTITIES ONLY).

	Financial Institution Partners, L.P. / 52-1899611

-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		CITIZENSHIP OR PLACE OF ORGANIZATION

			Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			--------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(4)
				652,748 shares
      			--------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				0
      			--------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				652,748 shares

-------------------------------------------------------------------------------
	9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
			REPORTING PERSON

      			652,748 shares
-------------------------------------------------------------------------------
	10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
			CERTAIN SHARES (see Instructions). [  ]
-------------------------------------------------------------------------------
	11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

			5.8%
-------------------------------------------------------------------------------
	12.		TYPE OF REPORTING PERSON

			PN
-------------------------------------------------------------------------------
(4) FIP LP is the direct owner of 652,748 Shares;Hovde Capital Advisors LLC provides investment management services to FIP LP.  Accordingly, the 652,748
Shares directly owned by FIP LP have also been reported as being indirectly owned by Hovde Capital Advisors LLC.

Page 5 of 10

Item 1.

      The Name of the Issuer is National Atlantic Holdings Corporation (the "Issuer"). The address of the Issuer's Principal Executive Offices is
4 Paragon Way, Freehold, NJ 07728


Item 2.

      The persons filing this statement are Eric D. Hovde, Steven D. Hovde, Hovde Capital Advisors LLC, and Financial Institution Partners, L.P. (collectively, the "Reporting Persons"). Eric D. Hovde's, Hovde Capital Advisors LLC's and Financial Institution Partners, L.P.'s Principal Business Offices are located at 1826 Jefferson Place, N.W., Washington, D.C. 20036, and Steven D. Hovde's Principal Business Office is located at 1629 Colonial Parkway, Inverness, IL 60067. Eric D. Hovde is President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of Delaware, and is the Managing Member of the general partner of Financial Institution Partners, L.P. ("FIP LP"),a Delaware limited partnership. Steven D. Hovde is Chairman and Member of the Investment Manager. Eric D. Hovde and Steven D. Hovde are trustees of each of the Eric D. and Steven D. Hovde Foundation (the "Foundation") and the Hovde Financial, Inc. Profit Sharing Plan and Trust (the "Plan").

      The class of securities to which this statement relates is the Issuer's common stock, no par value per share (the "Securities" or "Shares").
The CUSIP number of the Securities is 63253Y107.

      The Investment Manager manages certain accounts (the "Managed Accounts"), which are the direct owners of 1,735,831 Shares (including the Shares held by FIP LP). The Foundation, the Plan, and FIP LP directly own 10,250, 5,125 and 652,748 Shares, respectively. Eric D. Hovde and Steven D. Hovde may be deemed to hold beneficial interests in the Shares held by the Managed Accounts by virtue of their positions as officers, members, managers, and/or trustees of and/or ownership interests in the Investment Manager, the general partner of FIP LP, the Foundation, and/or the Plan, as applicable. Further, Eric D.
Hovde owns 21,000 Shares directly. Steven D. Hovde, FIP LP and the Investment Manager disclaim beneficial ownership of the 21,000 Shares directly owned by Eric D. Hovde.

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] 	Broker or dealer registered under section 15 of the Act
	(15 U.S.C. 78o).
(b)[ ] 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ] 	Insurance company as defined in section 3(a)(19) of the Act
	(15 U.S.C. 78c).
(d)[ ] 	Investment company registered under section 8 of the Investment
	Company Act of 1940 (15 U.S.C.80a-8).
(e)[ ] 	An investment adviser in accordance with Section
	240.13d-1(b)(1)(ii)(E);
(f)[ ] 	An employee benefit plan or endowment fund in accordance with
	section 240.13d-1(b)(1)(ii)(F);
(g)[ ] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G);
(h)[ ] 	A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] 	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of
	1940 (15 U.S.C. 80a-3);
(j)[ ] 	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


Not Applicable

Item 4.  Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As to Eric D. Hovde:

	(a) Amount beneficially owned: 1,772,206.
 	(b) Percent of class: 15.9%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 21,000.
		(ii) 	Shared power to vote or direct the vote: 1,751,206.
		(iii) 	Sole power to dispose or to direct the disposition
			of: 21,000.
		(iv) 	Shared power to dispose or to direct the disposition
			of: 1,751,206.

As to Steven D. Hovde:

	(a) Amount beneficially owned: 1,751,206.
 	(b) Percent of class: 15.7%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 0.
		(ii) 	Shared power to vote or direct the vote: 1,751,206.
		(v) 	Sole power to dispose or to direct the disposition
			of: 0.
		(vi) 	Shared power to dispose or to direct the disposition
			of: 1,751,206.

As to Hovde Capital Advisors LLC:

	(a) Amount beneficially owned: 1,735,831.
 	(b) Percent of class: 15.5%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 0.
		(ii) 	Shared power to vote or direct the vote: 1,735,831.
		(iii) 	Sole power to dispose or to direct the disposition
			of: 0.
		(iv) 	Shared power to dispose or to direct the disposition
			of: 1,735,831.

As to Financial Institution Partners, L.P.:

	(a) Amount beneficially owned: 652,748.
 	(b) Percent of class: 5.8%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 0.
		(ii) 	Shared power to vote or direct the vote: 652,748.
		(iii) 	Sole power to dispose or to direct the disposition
			of: 0.
		(iv) 	Shared power to dispose or to direct the disposition
			of: 652,748.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	None of the Managed Accounts (other than FIP LP), the Foundation, or the Plan, Which are the direct owners of certain of the Shares, and have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares, individually own, directly or beneficially, more than five percent of the class of the Shares. Hovde Capital Advisors LLC as the investment manager to the Managed Accounts, FIP LP, one of the Managed Accounts and a direct owner of certain of the Shares, and Eric D. Hovde and Steven D. Hovde as officers, directors, and/or members of Hovde Capital Advisors LLC and/or the general partner of FIP LP, and as trustees to the Foundation and the Plan, may each be deemed to beneficially own more than 5% of the Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not Applicable

Item 8.  Identification and Classification of Members of the Group

	Hovde Capital Advisors LLC is the investment advisor to the Managed Accounts (including FIP LP), which are the direct owners of 1,735,831 Shares (652,748 of which are directly owned by FIP LP). Eric
D. Hovde and Steven D. Hovde are officers, directors, and/or members of Hovde Capital Advisors LLC, and may be deemed to be beneficial owners of the Shares directly owned by the Managed Accounts. The Foundation and the Plan are direct owners of 10,250 and 5,125 Shares, respectively.
Eric D. Hovde and Steven D. Hovde are trustees of each of the Foundation and the Plan. Accordingly, Eric D. Hovde and Steven D. Hovde my be deemed to be beneficial owners of the Shares held directly by the Foundation and the Plan. Additionally, Eric D. Hovde is the direct owner of 21,000 Shares. None of the Foundation, the Plan, or any of the Managed Accounts (except FIP LP) directly own 5% or more of the Shares. This Schedule 13G/A is being filed by Eric D. Hovde, Steven D. Hovde,
FIP LP, and Hovde Capital Advisors LLC collectively in the event that they are deemed to be acting as a group within the meaning of Section 13(d)(3) of the Act.

Item 9.  Notice of Dissolution of Group

	Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

				      SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   						02/14/07
						----------------------------
      						Date

						ERIC D. Hovde

						/S/ Eric D. Hovde
						----------------------------


      						STEVEN D. HOVDE

						/S/ Steven D. Hovde
						----------------------------


						Hovde Capital Advisors LLC

						/S/ Eric D. Hovde
						----------------------------
						Managing Member

						Financial Institution
						Partners, L.P.

						/S/ Eric D. Hovde
						----------------------------
						Managing Member of General
						Partner

				Exhibit A
			Consent to Group Filing

	Each of the undersigned parties hereby consents and agrees to the filing as a group (within the meaning of Section 13(d)(3) of the Act) of this Schedule 13G/A and any amendments hereto with respect to the undersigned parties' beneficial ownership of the common stock, no par value per share, of National Atlantic Holdings Corporation, CUSIP number 63253Y107.



						02/14/07
						----------------------------
      						Date

						ERIC D. Hovde

						/S/ Eric D. Hovde
						----------------------------


      						STEVEN D. HOVDE

						/S/ Steven D. Hovde
						----------------------------


						Hovde Capital Advisors LLC

						/S/ Eric D. Hovde
						----------------------------
						Managing Member


						Financial Institution
						Partners, L.P.

						/S/ Eric D. Hovde
						----------------------------
						Managing Member of General
						Partner